

BB 3/12

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52163


RECEIVED
MAR 0 4 2002
143
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

DebtTraders, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 West 55th Street, 2nd Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CARSON COLE (212) 247-1300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) NY (State) 10281 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

NP

BB 3/19



AFFIRMATION

I, Carson R. Cole, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to DebtTraders, Inc. for the year ended December 31, 2001 are true and correct in all material respects. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2.25.02

Signature Date

Chairman of the Board
Title

Consulate General of the)
United States of America) SS:
at Hong Kong)

Subscribed and sworn to before me,
this FEB 25 2002 by Carson R. Cole.

~~Notary Public~~
Ireneo T. Miquiabas, Vice Consul

18 West 55th Street, Second Floor, New York, NY 10019 – Tel: +212 247-1300 Fax: +212 247-5300
www.debttraders.com - info@debttraders.com

DEBTTRADERS, INC.
(SEC I.D. No. 8-52163)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT


RECEIVED
MAR 0 4 2002
143
PROCESSING
WASH. D.C.
SECTION

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com



INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
DebtTraders, Inc.

We have audited the accompanying statement of financial condition of DebtTraders, Inc. (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of DebtTraders, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 15, 2002

DEBTTRADERS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH	$ 91,333
RECEIVABLE FROM BROKER	107,493
INTEREST RECEIVABLE	8,128
RECEIVABLE FROM ULTIMATE HOLDING COMPANY	167,075
SECURITIES OWNED, at fair value	500,350
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - Net of accumulated depreciation and amortization	72,569
PREPAID EXPENSES AND OTHER ASSETS	25,628
TOTAL ASSETS	$ 972,576

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 92,973
Payable to parent	85,412
Total liabilities	178,385
STOCKHOLDER'S EQUITY:	
Common stock, no par value, 1,500 shares authorized, 1,200 shares issued and outstanding	-
Additional paid-in capital	1,200,000
Accumulated deficit	(405,809)
Total stockholder's equity	794,191
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 972,576

See notes to financial statements.

1. ORGANIZATION

DebtTraders, Inc. (the "Company") was incorporated under the laws of the State of Delaware on August 5, 1999. The Company's immediate holding company is DebtTraders, Limited (the "Parent"), a company incorporated in Hong Kong. The immediate holding company is a registered dealer under the Hong Kong Securities Ordinance. The Company's ultimate holding company is DebtTraders Group, Inc. (the "Ultimate Holding Company"). The Company engages in the business of trading in debt securities. The Company does not hold funds or securities for, or owe funds or securities to, customers.

The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

All securities transactions are introduced and cleared on a fully disclosed basis through a clearing broker. The Company pays the clearing broker for clearing expenses in accordance with terms specified under clearing arrangements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities owned are recorded on trade date.

Furniture and equipment are recorded at cost and are depreciated on a straight-line basis using estimated useful lives of two to three years. Leasehold improvements are recorded at cost and are amortized on a straight-line basis over the life of the lease.

The Company uses the asset and liability method of providing for income taxes on all transactions that have been recognized in the financial statements. Under this method, deferred income taxes are recognised for all significant temporary differences. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax asset will not be realized. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities and assets between years.

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2001. Actual amounts could differ from the estimates included in the financial statements.

3. RELATED PARTIES

In the normal course of business, the Company enters into principal transactions with its Parent.

The amount due to Parent and from Ultimate Holding Company in the Statement of Financial Condition represent the net balance due by the Company as a result of various intercompany transactions. The Parent has committed to financially support the Company for the next twelve-month period to allow it to meet its obligations as they become due.

Additionally, the Parent is the lessor of the Company's office space; however, the Company has made all required lease payments during the year.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2001, the Company had net capital of $409,358, which was $309,358 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 was 0.44 to 1.

5. SECURITIES OWNED

Securities owned consists of the following at December 31, 2001:

Corporate debt securities	$ 394,550
Common stock	63,000
Not readily marketable	42,800
	$ 500,350

Securities owned are valued at fair value generally using market quotations. In cases where market quotations are not available, fair values are determined by analysis and other valuation techniques. Securities owned that are not readily marketable are valued at fair value as determined by management.

6. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture and equipment	$ 120,187
Leasehold improvements	9,632
Total cost	$ 129,819
Less: Accumulated depreciation and amortization	(57,250)
Net book value	$ 72,569

7. INCOME TAXES

Due to the Company's net operating loss carryforwards. no assessable profit has been recognized.

At December 31, 2001, the Company had available for federal and state income tax purposes, regular net operating loss carryforwards of approximately $424,000, which will expire in 2015.

A full valuation allowance has been provided against the net operating loss carryforward because realization of this amount depends on generating sufficient taxable income in future periods. At the present time, the ability to realize this amount cannot be determined.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

The Company is engaged in proprietary trading activities, focusing primarily on global debt instruments. The Company executes all transactions for clearance to a New York Stock Exchange member firm on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers and counterparties ability to satisfy their obligations to the Company.

The Company does not anticipate nonperformance by customers and counterparties in the above situations. The Company's policy is to monitor its market exposure and customer and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer and counterparty with which it conducts business.

9. CONTINGENT LIABILITY

The Company is involved in one employment related contract dispute (the "Claim") brought by a former employee. As the Claim is pending arbitration by the National Association of Securities Dealers, management is unable to assess the likelihood of success and has not recorded a provision. Management, however, believes the Claim is without merit and intends to vigorously contest the matter. The amount of the Claim is approximately $130,000, plus attorneys' fees and costs.

******

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com



February 15, 2002

DebtTraders, Inc.
18 West 55th Street, 2nd Floor
New York, New York, 10019

Dear Sirs/Madams:

In planning and performing our audit of the financial statements of DebtTraders, Inc., (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 15, 2002), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP